                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



                                      INDEX

------------------------------------------------------------------------------------------------------------- --------
                                                                                                              Page
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
Independent Auditors' Report                                                                                    1-2
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Statement of Net Assets Available for
    Benefits, December 31, 1999                                                                                  3
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Statement of Net Assets Available for
    Benefits, December 31, 1998                                                                                  4
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Statement of Changes in Net Assets
    Available for Benefits, Year
    Ended December 31, 1999                                                                                      5
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Notes to the Financial Statements                                                                              6-11
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
SUPPLEMENTAL SCHEDULES
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Schedule of Assets Held for Investment
    Purposes                                                                                                    12
------------------------------------------------------------------------------------------------------------- --------
------------------------------------------------------------------------------------------------------------- --------
  Schedule of Reportable Transactions (Series
    of Transactions in One Issue Aggregating
    5 Percent or More of Net Assets) for the
    Year Ended December 31, 1999                                                                                13
------------------------------------------------------------------------------------------------------------- --------

                         Independent Accountants' Report



Participants, Board of Trustees and
  Administrator
Artesian Resources Corporation
Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Supplemental Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Supplemental Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, on March 31, 2000 the Board of Directors of the Company and the Board of Trustees of the Plan agreed to merge the Plan into another defined contribution plan sponsored by the Company.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Wilmington, Delaware
February 24, 2000, except as to Note 1,
for which the date is March 31, 2000

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1999


                                                     Participant Directed
                         --------------------------------------------------------------------------------------
                                          Fidelity Family of Mutual Funds
                         ---------------------------------------------------------------------
                                                                Managed
                           Equity     Aggressive                Income      Intermediate     Artesian
                         Income II      Growth      Puritan    Portfolio        Bond            A          Total
                         ----------  -----------   ----------  ----------   --------------   ----------   --------
Assets:
   Cash                   $       -     $      -     $     -      $     4       $       -     $      -     $      4

   Investments, at
     fair value-                  -            -           -       88,725               -            -        88,725

Common/Collective
Trusts

Registered Investment
  Companies                 721,674       764,994     65,448            -          74,659            -     1,626,775

Employer Securities               -             -          -            -               -       307,940      307,940
                          ---------     ---------   --------     --------       ---------     ---------   ----------

Total investments           721,674       764,994     65,448       88,729          74,659       307,940    2,023,444

Amounts due from
employer                     48,691             -          -           -                -             -       48,691
                          ---------     ---------   --------     --------       ---------     ---------   ----------

Net assets available
for benefits              $ 770,365     $ 764,994   $ 65,448     $ 88,729       $  74,659     $ 307,940   $2,072,135
                          =========     =========   ========     ========       =========     =========   ==========


See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998


                                                     Participant Directed
                         ------------------------------------------------------------------------------------
                                          Fidelity Family of Mutual Funds
                            ----------------------------------------------------------
                                                                Managed
                           Equity     Aggressive                Income      Intermediate     Artesian
                         Income II      Growth      Puritan    Portfolio        Bond            A          Total
                         -----------  ----------   ---------- ----------   --------------   ----------   --------
Assets:
   Investments, at
    fair value-           $      -     $      -      $     -      $63,085        $      -    $     -     $  63,085

Common/Collective
Trusts

Registered Investment
   Companies               582,648      411,560      59,410            -          104,203           -     1,157,821

Employer Securities              -            -           -            -               -      209,080       209,080
                          --------     ---------     -------      -------       ---------     --------   ----------


Total investments          582,648      411,560      59,410       63,085         104,203     209,080      1,429,986

Amounts due from
employer                         -            -           -       14,802               -      36,241         51,043
                          --------     ---------     -------      -------       ---------     --------   ----------

Net assets available
for benefits              $582,648    $ 411,560     $59,410      $77,887        $ 104,203    $245,321    $1,481,029
                          ========    =========     =======      =======        =========    ========    ==========


See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

                                                       Participant Directed
                                ---------------------------------------------------------------------------------------
                                           Fidelity Family of Mutual Funds
                                ----------------------------------------------------------------
                                                                 Managed
                                 Equity    Aggressive             Income   Intermediate  Artesian
                                Income II    Growth    Puritan   Portfolio    Bond           A          Total
                                ---------   ---------   -------   -------     --------    ---------   ----------
Additions to Net Assets
  attributed to:

   Investment income:
   Net appreciation
      (depreciation)
      of investments             $ 20,867   $ 396,131   $  (166)  $     -     $ (4,900)   $  52,448    $ 464,380
   Dividends                        7,863           -     2,055         -        5,567       10,078       25,563
   Interest                             -           -         -     5,464            -            -        5,464

Contributions:

   Participant's                    5,129       4,338     2,580     2,060          546            -       14,653
   Employer                       228,807      15,427     9,173        34        2,183            -      255,624
                                ---------   ---------   -------   -------     --------    ---------   ----------
                                  262,666     415,896    13,642     7,558        3,396       62,526      765,684
                                ---------   ---------   -------   -------     --------    ---------   ----------
Deductions from Net Assets
  attributed to:

   Participant distributions       50,935      47,805     7,562     2,534       21,870       43,872      174,578
   Expenses                             -          -          -         -           -            -            -
                                ---------   ---------   -------   -------     --------    ---------   ----------
      Total deductions             50,935      47,805     7,562     2,534       21,870       43,872      174,578
                                ---------   ---------   -------   -------     --------    ---------   ----------

Net increase prior to
interfund  transfers              211,731     368,091     6,080     5,024     (18,474)       18,654      591,106

Interfund transfers               (24,014)    (14,657)      (42)     5,818     (11,070)       43,965           -
                                ---------   ---------   -------   -------     --------    ---------   ----------

Net increase (decrease) in
plan assets                       187,717     353,434     6,038    10,842     (29,544)       62,619      591,106
                                ---------   ---------   -------   -------     --------    ---------   ----------

Net assets available for
   benefits-beginning of year     582,648     411,560    59,410    77,887      104,203      245,321    1,481,029
                                ---------   ---------   -------   -------     --------    ---------   ----------

Net assets available for
   benefits-end of year         $ 770,365   $ 764,994   $65,448   $88,729     $ 74,659    $ 307,940   $2,072,135
                                =========   =========   =======   =======     ========    =========   ==========

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




NOTE 1            DESCRIPTION OF THE PLAN

                  General

                  Effective October 1, 1994, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Supplemental Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits certain eligible employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the plan unless paid by the Company. The Company has paid all such expenses incurred during 1999 and 1998.


                  Merger

                  The Company also sponsors another defined contribution retirement plan for its employees, the Artesian Resources Corporation Retirement Plan ("the Retirement Plan"). On March 31, 2000 the Board of Directors of the Company and the Board of Trustees of the Plan unanimously approved the merger of the Plan into the Retirement Plan. The trustees expect to merge the Plan into the Retirement Plan during 2000. This will eliminate the Plan as a separate plan. The net assets available for benefits of the Retirement Plan as of December 31, 1999 were $13,910,686.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




                  DESCRIPTION OF THE PLAN (Cont'd.)

                  Participation, Vesting and Withdrawals

                  Generally, all employees as of April 26, 1994 are eligible for Plan participation.

                  A service contribution is made by the Company to the Plan for all eligible participants each year based upon each employee's years of service and current compensation in accordance with the following schedule:

                       Years of Service          % of Compensation
                       ----------------          -----------------

                             1-5                            2%
                             6-10                           4%
                            11-20                           5%
                           over 20                          6%

                  Employees aged 50 to 59 on January 1, 1994 (Transition Group), may elect to make tax deductible contributions up to a maximum of 3 percent of their compensation, however, such contributions may not exceed the IRC limitation of $10,000 for all deferrals under all plans in 1998 (the basic contribution). For every dollar an employee in the Transition Group contributes, the Company will provide a matching contribution based on the following schedule. The Company elected to discontinue this matching contribution as of October 31, 1999.

                                                        Company Match for
                           Years of Service            Each Participants' $1
                           ----------------            ---------------------

                                1-20                            $3
                               21-30                            $4
                               over 30                          $5

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



                  DESCRIPTION OF THE PLAN (Cont'd.)

                  Participation, Vesting and Withdrawals (Cont'd.)

                  Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                            Years                            Vested
                         of Service                        Percentage
                         ----------                        ----------
                       Less than 2                              0%
                       2 but less than 3                       20%
                       3 but less than 4                       40%
                       4 but less than 5                       60%
                       5 but less than 6                       80%
                       6 years or more                        100%

                  Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.


                  Investment Elections

                  Participants in the transition group may allocate basic and matching contributions among the various Fidelity Family of Mutual Funds or Artesian Resources Class A non-voting common stock. Participants in the transition group may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Service contributions are invested by the Trustee in a uniform manner for all participants.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999





                  DESCRIPTION OF THE PLAN (Cont'd.)

                  Loans

                  The Plan does not contain a participant loan provision.


                  Termination

                  The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.



NOTE 2            SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting

                  For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.


                  Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities,

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999





                  SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

                  Use of Estimates (Cont'd.)

                  and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                  Investment Valuation and Income Recognition

                  Plan assets held in the Fidelity Family of Mutual Funds and the Artesian Resources Class A non-voting common stock are valued at fair value based on quoted market prices. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


                  Participant Distributions

                  Participant distributions are recorded when paid.

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999





                  SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

                  Income Taxes

                  The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.



NOTE 3            INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS
                    AVAILABLE FOR BENEFITS

                  The following investments each represent 5% or more of the net assets available for benefits at December 31, 1999:

                               Fidelity Family of Funds
                                 Equity Income II
                                 Aggressive Growth

                             SUPPLEMENTAL SCHEDULES

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                                 EIN: 51-0280061
                                  PLAN NO.: 004
            SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999



------ -------------------------------------- -------------------------------------------------------- ----------- ----------
(a)    (b) Identity of issue, borrower,       (c)Description of investment including maturity data,    (d)Cost     (e)Current
             lessor or similar party             rate of interest, collateral, par or maturity value                   Value
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
           Fidelity Family of Mutual Funds      Equity Income II                                       $  709,103  $  721,674
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                Aggressive Growth                                         371,686     764,994
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                Puritan                                                    64,720      65,448
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                Managed Income Portfolio                                   88,729      88,729
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                Intermediate Bond                                          76,556      74,659
                                                                                                       ----------  ----------
------ -------------------------------------- -------------------------------------------------------- ----------- ----------

------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                Total mutual funds                                      1,310,794   1,715,504
                                                                                                       ----------  ----------
------ -------------------------------------- -------------------------------------------------------- ----------- ----------

------ -------------------------------------- -------------------------------------------------------- ----------- ----------
 *         Artesian Resources Corporation       Class A non-voting common stock                           199,867     307,940
                                                                                                       ----------  ----------
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
------ -------------------------------------- -------------------------------------------------------- ----------- ----------
                                                                                                       $1,510,661  $2,023,444
                                                                                                       ----------  ----------
------ -------------------------------------- -------------------------------------------------------- ----------- ----------

                         ARTESIAN RESOURCES CORPORATION
                          SUPPLEMENTAL RETIREMENT PLAN
                         EIN: 51-0280061, PLAN NO.: 004
        SCHEDULE H, PART IV, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999
                      (Series of transactions in one issue
                  aggregating 5 percent or more of net assets)




-------------------- --------------------- --------------- ------------- ------------ -----------
(a)Identify of       (b)Description        (c)Purchase     (d)Selling    (g)Cost of   (i)Net gain
 Party Involved          of asset              Price          Price         asset      or (loss)
---------------      ---------------       -----------     ----------    ----------   -----------
-------------------- --------------------- --------------- ------------- ------------ -----------
-------------------- --------------------- --------------- ------------- ------------ -----------
Fidelity Family
  of Funds:          Equity Income II       $274,299        $ 74,950      $ 62,895     $12,055
-------------------- --------------------- --------------- ------------- ------------ -----------
-------------------- --------------------- --------------- ------------- ------------ -----------
                     Aggressive Growth      $ 86,615        $ 80,945      $ 51,967     $28,978
-------------------- --------------------- --------------- ------------- ------------ -----------
